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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 0-24509

(CHECK ONE):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR
For Period Ended: June 30, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full Name of Registrant: Allegiance Telecom, Inc.

Former Name if Applicable: N/A

Address of Principal Executive Office (Street and Number, City, State and Zip Code): 9201 N. Central Expressway, Dallas, TX 75231

PART II
RULE 12(b)-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  (a)
  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒

  (b)
  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

  (c)
  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

  As reported in its Current Report on Form 8-K filed on May 15, 2003, the registrant and all of its direct and indirect wholly owned subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States

  Bankruptcy Code in the Bankruptcy Court for the Southern District of New York (Case No. 03-13057(RDD)) on May 14, 2003. Since the filing of these Chapter 11 cases, in addition to running the operations of its business, the registrant and its management have devoted substantial time and effort to the Chapter 11 cases, including (a) preparing and filing the information required by the Bankruptcy Court such as monthly operating statements, statement of financial affairs and schedules and (b) preparing and providing financial and operational information required by the senior lenders and the statutory creditors' committee in compliance with the Final Order Authorizing Use of Cash Collateral by Consent dated June 23, 2003. Many of the management necessary for these activities are also responsible for preparing the registrant's Form 10-Q. Based upon the foregoing, the registrant is unable to complete its Form 10-Q for the quarter ended June 30, 2003 within the prescribed time period without unreasonable expense or effort. Registrant expects to file its Form 10-Q on or before August 19, 2003.

PART IV
OTHER INFORMATION

(1)
Name and telephone number of person to contact in regard to this notification

Mark B. Tresnowski	(630) 522-5240

(Name)	(Area Code)(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

  ☒ Yes    ☐ No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

  ☐ Yes    ☒ No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Allegiance Telecom, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2003	By	/s/ MARK B. TRESNOWSKI Mark B. Tresnowski Executive Vice President, General Counsel and Secretary

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PART I REGISTRANT INFORMATION
PART II RULE 12(b)-25(b) AND (c)
PART III NARRATIVE
PART IV OTHER INFORMATION